SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13-D

                    Under the Securities Exchange Act of 1934

                              TATONKA ENERGY, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                              (Title of Securities)

                                    835758103
                                 (CUSIP Number)

                  Richard A. Green, Sr., President, Verde, Inc.
                     10510 Markison Rd., Dallas, Texas 75238
                                 (214) 340-9341
  (Name and address of person authorized to receive Notices and communication)

                      (August 1 - September 13, 1996)
          (Date of Event which Requires the Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




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                                  SCHEDULE 13-D

CUSIP NO. 835758103


1    Names of Reporting  Persons.  S.S. or I.R.S.  Identification  Nos. of above
     Persons

         VERDE, INC.                IRS No.  71-0723204

2    Check the Appropriate Box if a Member of a Group          (a) [_]  (b) [_]

3    SEC Use Only 3

4    Source of Funds

         WC

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_] 5

6    Citizenship or Place of Organization

         ARKANSAS

Number of Shares Beneficially Owned by Each Reporting Person With

7    SOLE VOTING POWER

     2,051,136

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     2,051,136

10   SHARED DISPOSITIVE POWER

     -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,051,136

12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [_]

13   Percent of Class Represented by Amount in Row (11)

     37%

14   Type of Reporting Person

     CO

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                     CUSIP NO. 835758103 SH 13-D Page 1 of 8


     Item 1. Security and Issuer.

     The title and class of equity securities to which this statement relates is the Common Stock, no par value (the "Company Common Stock"), of Tatonka Energy, Inc., an Oklahoma corporation,(the "Company"). The Company's principal executive offices are located at 10510 Markison Rd., Dallas, TX 75238.

     Item 2. Identity and Background

     (a) - (f) This statement is being filed by Verde, Inc., an Arkansas corporation ("Verde"). Verde is a privately-held corporation which owns a controlling interest in multiple real estate ventures, construction firms, and marketing companies in both Arkansas and Texas. The principal business address of Verde is 10510 Markison Rd., Dallas, Texas 75238. Verde has two controlling shareholders: Richard A. Green, Sr., a U.S. citizen, of 10510 Markison Rd., Dallas, TX 75238, and Richard A. Green, Jr., a U.S. citizen, of 10510 Markison Rd., Dallas, TX 75238, each holding 50% of Verde's outstanding voting stock.

     The following individuals are the executive officers and directors of Verde (with asterisks indicating the directors):


    Name                    Present Principal              Name and Business
                            Occupation                     Address (1)
                            or Employment

Richard A. Green,           Chairman of the                c/o Verde, Inc.
Sr.*                        Board, President,              10510 Markison Rd.,
                            CEO of Verde                   Dallas, TX 75238

Richard A. Green,           CEO of Entertainment           C/o Verde, Inc.
Jr.*                        Group, Inc.                    10510 Markison Rd.
                                                           Dallas, TX 75238

Kara Kyle Green*            COO of Entertainment           C/o Verde, Inc.
                            Group, Inc.                    10510 Markison Rd.
                                                           Dallas, TX 75238


     [ (1) The principal business of Verde has been omitted; all addresses are business addresses, unless otherwise noted. ]


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                     CUSIP NO. 835758103 SH 13-D Page 2 of 8


None of the officers, directors, or shareholders of Verde have been convicted in a criminal proceeding, or has been a party to a civil proceeding resulting in any injunction, mandate or prohibition regarding federal or state securities laws, or making any finding of any violation of such laws, within the last five years.


     Item 3. Source and Amount of Funds or Other Consideration.

     Verde purchased the Shares of the Company with funds from its working capital. Verde's working capital was supplemented by private funding arranged through Richard A. Green, Sr., President of Verde, in conjunction with a loan from Ruston Homes, Inc., a Texas corporation, in an amount sufficient to provide the purchase price of the Shares of the Company for $92,216.00. No voting restrictions or conditions were incurred by Verde in this transaction.


     Item 4. Purpose of Transaction
(a-j)

Acquisition:

     Verde purchased the shares of the Company pursuant to a Stock Purchase Agreement between Verde and the Company which set out the terms of the purchase(attached as an Exhibit hereto). On September 13, 1996 the securities for which Verde contracted were officially transferred to Verde by the Company's Transfer Agent.

     Verde made the above described acquisition to acquire an equity interest in the Company and to eventually take control of the Company, to change the Board of Directors, and to replace the current management of the Company. After the acquisition of the stock described in this schedule, the resignations of two of the three Directors of the Company were obtained by the Company, leaving Mr. Joe Love, a long-time Director and investor, the sole member of the Company's Board.

New Management:

     Effective September 13, through a Unanimous Consent of the Board of Directors, Joe Foor and Richard A. Green, Sr. were appointed to fill the vacancies on the Board, to serve until the


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                     CUSIP NO. 835758103 SH 13-D Page 3 of 8


next election of Directors by the Shareholders. Richard A. Green, Sr. was also appointed to serve as President and Chief Executive Officer of the Company. Two additional officers joined Mr. Green as part of the restructuring, Lynn Jones - Secretary, and Robert Williamson III - a Vice President.

Plans for Future Expansion:

     It is the intention of Verde in making the acquisition described herein that the Company will be taken from a position of inactivity to a position of expansion and growth. Verde plans to suggest that the Board of Directors seek out new opportunities for expansion through possible acquisitions, mergers, and other available means, with a view towards increasing the per-share value of the Company for the benefit of the Shareholders.


     Item 5. Interest in Securities of the Issuer.
(a-e)

     As a result of the acquisition described herein, Verde is now the beneficial owner of Two Million, Fifty-one Thousand, One- hundred Thirty-Six (2,051,136) shares of the common stock of the Company, representing approximately Thirty-seven percent (37%) of the outstanding shares of the Company.

     Verde has the sole power to vote and dispose of the above described shares of the Company.

     There have been no transactions by Verde in the common stock of the Company within the last 60 days.

         By virtue of their equity positions in Verde, Richard A.
Green, Sr., and Richard A. Green, Jr. have the power to direct
Verde's disposition of any dividend Verde may receive from the Company.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts or other agreements between Verde and any other person regarding the securities of the Company.

     Item 7. Material to Be Filed as Exhibits

     Attached as Exhibits are the following documents:

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                     CUSIP NO. 835758103 SH 13-D Page 4 of 8



Exhibit Number                           Description

       1.                     Stock Purchase Agreement by which
                              Verde obtained the securities of
                              the Company

       2. Promissory Note dated July 25, 1996 by which Verde obtained additional working capital to assist in the purchase of the securities of the Company




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Date: September 18, 1996

                                            Verde, Inc.

                                            /s/ Richard A. Green, Sr.
                                            Richard A. Green, Sr.,  President





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                     CUSIP NO. 835758103 SH 13-D Page 5 of 8



                                  EXHIBIT No. 1


                            STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into effective as of the 1st day of August, 1996, by and between HERITAGE RESOURCES, INC. ("Seller") and VERDE, INC. ("Buyer").

                                   WITNESSETH:

     WHEREAS, Seller owns or is the beneficiary/owner of, in the aggregate, 2,051,136 shares of the outstanding common stock of Tatonka Energy, Inc., an Oklahoma corporation as set forth on Exhibit "A" (collectively, the "Shares"); and

     WHEREAS, Seller desires to sell to Buyer and Buyer desires to purchase from Seller, the Shares under the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement, the parties agree as follows:

     1. Sale and Purchase of the Shares. Subject to the terms and conditions contained in this Agreement, Seller will sell, transfer and deliver to Buyer, and Buyer will purchase from Seller, at the Closing, as defined herein, the Shares for the aggregate sum of $92,216.00.

     2.   Representations   of  Seller.   Seller   hereby  makes  the  following
          representations:

          2.1 The Shares. Seller owns or is the beneficial owner of, and has full valid title to the Shares, free and clear of all liens, security interests, claims, encumbrances, options, pledges and other burdens.

          2.2 Tatonka Common Stock. Tatonka has currently outstanding only 5,540,556 shares of common stock, out of 50,000,000 shares authorized under the current Articles of Incorporation and Bylaws of Tatonka.

          2.3 Tatonka Preferred. Tatonka has currently outstanding 135,139 shares of non-voting preferred stock, out of 5,000,000 authorized by the Bylaws of the corporation (and out of 1,000,000 authorized by the State of Oklahoma according to the official filings resulting from the merger of Tatonka with Sooner Energy Corp.); and that such preferred shares may be converted to 6.66667 shares of common stock for each share of preferred according to the current bylaws of the corporation.



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                     CUSIP NO. 835758103 SH 13-D Page 6 of 8

          2.4 Organization. Tatonka is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma. Tatonka is not in default under any applicable order, writ, injunction or decree of any court or other governmental agency and, to the best of the knowledge of Seller, Tatonka is in compliance, in all material respects, with all applicable laws and regulations including, but not limited to, all taxing authorities and the Securities and Exchange Commission, and that there are no unfulfilled fines, fees, penalties, dues or obligations due or owed at this time by Tatonka to same.

          2.5 Litigation. There are no lawsuits, claims or legal proceedings of any kind, active or pending, in any court or body having jurisdiction over Tatonka, which involves Tatonka or its assets, whether filed or pursued by an individual or an entity.

          2.6 Outstanding Obligations. Tatonka has no outstanding obligations, unpaid bills, monetary or otherwise, between third party, shareholder, officer, director, employee, person or entity of any type whether by contract or otherwise, exceeding a total sum of $1,000.00.

          2.7 Consents. No consent or approval by, notice to, or registration with any governmental or regulatory authority, shareholders or other third parties are required prior to the Closing with the execution and delivery by Seller of this Agreement or Seller's consummation of any transactions contemplated hereby.

          2.8 Oil and Gas Operations. Tatonka operated as a holding company and is not now and has not in the past been an operator or producer of oil and gas properties. Tatonka has owned subsidiary corporations which were involved (directly or in partnership) in operating and producing oil and gas, all of which have either been sold or dissolved in accordance with the statutes of their respective states of incorporation.

     3. Closing. The closing of the purchase and sale of the Shares (the "Closing") will take place in the offices of Seller's legal counsel, on August 1, 1996, or at such other place, time or date as may be mutually agreed to by the parties (the "Closing Date").

     4. Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties with respect to the matters contained in this Agreement, and supersedes all other agreements between and representations by the parties with respect to such matters.

     5. Assignment. This Agreement is personal to the parties and may not be assigned by any party, in whole or in part, without the prior written consent of the other party.

     6. Amendment and Modification. This Agreement may be amended or modified only by a writing executed and delivered by all the parties.


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                     CUSIP NO. 835758103 SH 13-D Page 7 of 8


     7. Captions. All captions contained in this Agreement are for convenience of reference only and shall not affect the meaning, substance or construction of any the provisions or terms of this Agreement.

     8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall, for all purposes of this Agreement, be deemed and original, but all of which shall constitute one and the same agreement.

     9. Binding Effect. This Agreement shall be binding upon, and shall inure to the benefit of, the respective parties hereto, their successors, legal representatives, and, to the extent herein permitted, assigns.

     10. Governing law. This Agreement and any performance under this Agreement shall be construed, and enforced in accordance with, and governed by, the laws of the State of Oklahoma.

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement to be effective the day and year first above written.

      "SELLER":                  HERITAGE RESOURCES, INC.

                                 By:      /s/   D. Keith McFall
                                     D. Keith McFall, President

      "BUYER":                   VERDE, INC.

                                 By:       /s/ Russell L. Richardson
                                     Russell L. Richardson, Attorney-in-Fact

     To the undersigned's knowledge, without independent investigation or verification, the representations of the Seller set forth in Section 2 are true and correct.

                                           /s/ C. J. Lett, III
                                           C.J. Lett, III


                                           /s/ D. Keith McFall
                                           D. Keith McFall






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                     CUSIP NO. 835758103 SH 13-D Page 8 of 8


                                 EXHIBIT No. 2.

                                 PROMISSORY NOTE


$125,000.00                                                   July 25, 1996


VERDE, INC. (the "Promisor" ) promises to pay to the order of RUSTON HOMES, INC. (the "Payee"), at Dallas, Texas, (or at such place as the Payee may direct in writing) the sum of ONE HUNDRED TWENTY FIVE THOUSAND DOLLARS ($125,000.00) with interest from July 25, 1996, on the unpaid principal at the rate of 10.00 per cent per annum. Unpaid principal after the Due Date shown below shall accrue interest at the rate of 10.00 per cent per annum until paid.

The unpaid  principal  and  accrued  interest  shall be  payable on as  follows:
Interest only for six months from August 1, 1996 through January 1, 1997. Interest payments shall be paid on the first of each month beginning with September 1, 1996. Payment in full of any accrued interest and Principal on February 1, 1997. Any payments before the due date of Principal shall be applied first in payment of accrued interest and any remainder in payment of principal.

The Promisor waives presentment for payment, protest, and notice of protest and nonpayment of this Note.

No renewal or extension of this Note, delay in enforcing any right of Payee under this Note, or assignment by Payee of this Note shall affect the liability of the Promisor. All rights of the Payee under this Note are cumulative and may be exercised concurrently or consecutively at the Payee's option.

If any one or more of the provisions of this Note are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operational.

All payments of principal and interest on this Note shall be paid in the legal currency of the United States of America.

Executed on this 25th day of July, 1996 at Dallas, Texas

Verde, Inc.

By: /s/ Richard A. Green, Sr., President
        Richard A. Green, Sr., President